Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 1, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on August 1, 2005, entitled "Statoil: Strong results, solid execution".

STRONG RESULTS, SOLID EXECUTION
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    FORWARD-LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - USGAAP
    CONSOLIDATED BALANCE SHEETS - USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
        3. SEGMENTS
        4. INVENTORIES
        5. SHAREHOLDERS' EQUITY
        6. FINANCIAL ITEMS
        7. COMMITMENTS AND CONTINGENT LIABILITIES
        8. EMPLOYEE RETIREMENT PLANS
        9. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS
        10. RECONCILIATION BETWEEN USGAAP AND NGAAP

SIGNATURES

Press release:
    STATOIL: STRONG RESULTS, SOLID EXECUTION

GROUP BALANCE SHEET

STRONG RESULTS, SOLID EXECUTION

Net income for the Statoil group in the second quarter of 2005 was NOK 6.8 billion, compared to NOK 4.4 billion in the second quarter of 2004. In the first six months of 2005, net income was NOK 13.5 billion compared to NOK 9.1 billion in the first six months of 2004.

The increased income in the second quarter of 2005, compared to the second quarter of 2004, was mainly related to:

• Increase in average oil price measured in NOK of 31 per cent
• Increase in natural gas prices measured in NOK of 30 per cent
• Increased oil and gas liftings of 8 per cent
• Improved results from refining operations

“This has been another strong quarter for Statoil, with our best-ever result from operations,” says chief executive Helge Lund. "The improved result is mainly due to higher oil and gas prices, increased international production and good regularity in refining.”

“International production has increased by 77 per cent compared with the same quarter last year, and I am pleased with our acquisition of the deepwater portfolio in the Gulf of Mexico in April, which will contribute to further long-term growth internationally.”

“The level of activity on the Norwegian continental shelf is high. So far this year a total of nine projects have been sanctioned, including large and important developments such as Statfjord late life and Tyrihans. The process plant for the Snøhvit field was successfully berthed in its dock at Melkøya on 13 July. And following the sale of Statoil’s holding in Borealis in June, Statoil is now able to focus even more strongly on developing as an internationally competitive oil and gas company.”

Return on average capital employed after tax (ROACE) (1) for the twelve months ended 30 June 2005 was 25.5 per cent, compared to 19.0 per cent for the twelve months ended 30 June 2004. This increase was mainly due to increased oil and gas prices measured in NOK. Normalised ROACE (2) for the twelve months ended 30 June 2005 was 12.5 per cent, compared to 12.6 per cent for the corresponding period in 2004. ROACE is defined as a non-GAAP financial measure (8).

In the second quarter of 2005, earnings per share were NOK 3.12 (USD 0.48) compared to NOK 2.01 (USD 0.29) in the second quarter of 2004. For the first six months of 2005, earnings per share were NOK 6.24 (USD 0.95) compared to NOK 4.18 (USD 0.60) for the first six months of 2004.

Income before financial items, income taxes and minority interest increased from NOK 14.2 billion in the second quarter of 2004 to NOK 21.9 billion in the second quarter of 2005. This was mainly related to a 31 per cent higher average oil price measured in NOK and a 30 per cent increase in gas prices measured in NOK. Increased regularity and margins from the refineries were the main contributing factors to the NOK 1.0 billion increase in results from the downstream business. The increase in cost items was mainly related to increased activity and the consolidation of Statoil Detaljhandel Skandinavia (SDS) from 1 July 2004. However, these increases were more than offset by increased revenues from the same activities.

In the first half of 2005, income before financial items, income taxes and minority interest was NOK 43.4 billion compared to NOK 30.3 billion in the first half of 2004. The increase was mainly due to a 32 per cent increase in the average oil price measured in NOK and a 26 per cent increase in gas prices measured in NOK. The increase was partly offset by the gain of NOK 0.6 billion from the sale of the shares in Verbundnetz Gas AG (VNG), which was included in income in the first quarter of 2004.

USGAAP income statement

	Second quarter					First half			Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

Sales	92,748	70,961	31%	14,186	176,897	137,041	29%	27,056	303,756
Equity in net income of affiliates	318	284	12%	49	754	504	50%	115	1,209
Other income	29	60	(52%)	4	67	790	(92%)	10	1,253

Total revenues	93,095	71,305	31%	14,239	177,718	138,335	28%	27,182	306,218

Cost of goods sold	56,864	44,945	27%	8,697	106,183	83,612	27%	16,241	188,179
Operating expenses	7,113	6,632	7%	1,088	14,330	13,587	5%	2,192	27,350
Selling, general and administrative expenses	1,802	1,165	55%	276	3,358	2,085	61%	514	6,298
Depreciation, depletion and amortisation	4,535	3,908	16%	694	9,041	8,061	12%	1,383	17,456
Exploration expenses	861	430	100%	132	1,385	720	92%	212	1,828

Total expenses before financial items	71,175	57,080	25%	10,886	134,297	108,065	24%	20,541	241,111

Income before financial items, income taxes and minority interest	21,920	14,225	54%	3,353	43,421	30,270	43%	6,641	65,107

Net financial items	(860)	(144)	(497%)	(132)	(2,607)	(1,159)	(125%)	(399)	5,739

Income before income taxes and minority interest	21,060	14,081	50%	3,221	40,814	29,111	40%	6,242	70,846

Income taxes	(14,106)	(9,665)	(46%)	(2,158)	(26,937)	(19,892)	(35%)	(4,120)	(45,425)
Minority interest	(204)	(61)	(234%)	(31)	(354)	(164)	(116%)	(54)	(505)

Net income	6,750	4,355	55%	1,032	13,523	9,055	49%	2,068	24,916

Income before financial items, income taxes and minority interest for the segments	Second quarter					First half			Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

E&P Norway	17,106	11,668	47%	2,616	33,578	23,273	44%	5,136	51,029
International E&P	2,236	906	147%	342	3,863	1,620	138%	591	4,188
Natural Gas	1,117	1,193	(6%)	171	2,672	4,098	(35%)	409	6,784
Manufacturing & Marketing	1,610	633	154%	246	3,560	1,492	139%	545	3,921
Other	(149)	(175)	15%	(23)	(252)	(213)	(18%)	(39)	(815)

Income before financial items, income taxes and minority interest	21,920	14,225	54%	3,353	43,421	30,270	43%	6,641	65,107

Financial data

	Second quarter					First half			Full year
	2005	2004		2005	2005	2004		2005	2004
	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

Weighted average number of ordinary shares outstanding	2,165,828,391	2,166,143,715			2,165,929,863	2,166,143,715			2,166,142,636
Earnings per share	3.12	2.01	55%	0.48	6.24	4.18	49%	0.95	11.50
ROACE (last 12 months)	25.5%	19.0%			25.5%	19.0%			23.5%
ROACE (last 12 months normalised)	12.5%	12.6%			12.5%	12.6%			12.4%
Cash flows provided by operating activities (billion)	20.6	6.0	245%	3.2	39.1	26.4	48%	6.0	38.8
Gross investments (billion)	21.9	16.4	33%	3.3	28.6	23.1	24%	4.4	42.8
Net Debt to Capital employed ratio	27.7%	23.7%			27.7%	23.7%			19.0%

Operational data

	Second quarter					First half			Full year
	2005	2004	change		2005	2004	change		2004

Average oil price (USD/bbl) [3]	50.3	35.6	41%		48.4	33.8	43%		38.1
NOK/USD average daily exchange rate	6.39	6.86	(7%)		6.34	6.88	(8%)		6.74
Average oil price (NOK/bbl) [3]	321	244	31%		307	233	32%		257
Gas prices (NOK/scm)	1.32	1.02	30%		1.32	1.05	26%		1.10
Refining margin, FCC (USD/boe) [4]	8.2	7.8	5%		6.6	6.4	3%		6.4
Total oil and gas production (1,000 boe/day) [5]	1,128	1,073	5%		1,158	1,128	3%		1,106
Total oil and gas liftings (1,000 boe/day) [6]	1,142	1,058	8%		1,165	1,112	5%		1,093
Production (lifting) cost (NOK/boe, last 12 months)	22.5	22.2	1%		22.5	22.2	1%		23.3
Production (lifting) cost normalised (NOK/boe, last 12 months) [7]	22.6	22.2	2%		22.6	22.2	2%		23.3

* Solely for the convenience of the reader, the second quarter of 2005 has been translated into US dollars at the rate of NOK 6.5381 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 30 June 2005.

Total oil and gas production in the second quarter of 2005 amounted to 1,128,000 barrels of oil equivalent (boe) per day compared to 1,073,000 boe per day in the second quarter of 2004. In the first half of 2005 total oil and gas production was 1,158,000 boe per day, compared to 1,128,000 boe per day in the first half of 2004.

Total oil and gas liftings in the second quarter of 2005 were 1,142,000 boe per day compared to 1,058,000 boe per day in the second quarter of 2004. In the first half of 2005, total oil and gas liftings were 1,165,000 boe per day compared to 1,112,000 boe per day in the corresponding period of 2004.

Exploration expenditure in the second quarter of 2005 was NOK 1.3 billion, compared to NOK 0.7 billion in the second quarter of 2004. Exploration expenses in the second quarter of 2005 amounted to NOK 0.9 billion, compared to NOK 0.4 billion in the second quarter of 2004. The increase in exploration expenses of NOK 0.4 billion was mainly due to an increase in the period’s exploration activity.

Exploration	Second quarter					First half			Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

Exploration expenditure (activity)	1,284	652	97%	196	2,014	1,132	78%	308	2,466
Expensed, previously capitalised
exploration expenditure	105	26	304%	16	131	28	368%	20	110
Capitalised share of current
period's exploration activity	(528)	(248)	(113%)	(81)	(760)	(440)	(73%)	(116)	(748)

Exploration expenses	861	430	100%	132	1,385	720	92%	212	1,828

A total of four exploration wells were completed in the second quarter of 2005, three on the Norwegian continental shelf (NCS) and one internationally. Three wells resulted in discoveries. The number of exploration wells completed was in line with the second quarter of 2004.

In the first half of 2005 a total of nine exploration and appraisal wells were completed, five on the NCS and four internationally. Four of these wells resulted in discoveries, and one well awaits final evaluation.

Production cost per boe was NOK 22.5 for the 12 months ended 30 June 2005, compared to NOK 22.2 for the 12 months ended 30 June 2004 (7).

Normalised at a NOK/USD exchange rate of 6.75, the production cost for the 12 months ended 30 June 2005 was NOK 22.6 per boe, compared to NOK 22.2 per boe for the 12 months ended 30 June 2004 (7).

Net financial items amounted to a cost of NOK 0.9 billion in the second quarter of 2005, compared to a cost of NOK 0.1 billion in the second quarter of 2004. Net financial items in the first half of 2005 were a cost of NOK 2.6 billion, compared to a cost of NOK 1.2 billion in the first half of 2004.

The increased cost was caused by increased currency losses, most of which related to realised losses on short balances in USD created by liquidity management and unrealised losses on long-term debt. The increased cost was partly offset by increased dividends received. Additionally, the second quarter financial cost was reduced by NOK 0.3 billion in increased income from investments in securities, whereas for the first half financial expenses were reduced by NOK 0.2 billion.

Exchange rates	31.03.2004	30.06.2004	31.03.2005	30.06.2005

NOK/USD	6.90	6.94	6.33	6.55

Income taxes in the second quarter of 2005 were NOK 14.1 billion, equivalent to a tax rate of 67.0 per cent. Income taxes in the second quarter of 2004 were NOK 9.7 billion, equivalent to a tax rate of 68.6 per cent.

For the first half of 2005 income taxes were NOK 26.9 billion, with a corresponding tax rate of 66.0 per cent. In comparison, income taxes in the first half of 2004 were NOK 19.9 billion with a corresponding tax rate of 68.3 per cent.

The tax rate was reduced in both periods, compared to the same periods last year, mainly due to a relative higher increase in income outside the NCS, including financial income.

Health, safety and the environment (HSE)

	Second quarter		First half		Year
	2005	2004	2005	2004	2004

Total recordable injury frequency	5.1	6.1	5.2	6.3	5.9
Serious incident frequency	2.1	2.8	2.6	3.2	3.2
Unintentional oil spills (number)	139	130	236	265	487
Unintentional oil spills (volume, scm)	33	76	55	147	186

In general, there has been positive development within the HSE indicators this quarter as well as for the first half year compared with the same periods last year. Our objective for health, safety and the environment is zero harm, and this will not be compromised in any of our activities. Through maintained top management involvement and cooperation with our contractors to ensure safe work practices, efforts to improve HSE results will continue with undiminished strength.

Important events since the beginning of the second quarter of 2005 are summarised below.

  The process plant for the Snøhvit LNG project was berthed in its dock at Melkøya on 13 July. The pipeline from the field to the process plant and the carbon dioxide reinjection pipeline have also been successfully laid.
  Statoil submitted a plan for development and operation (PDO) of Tyrihans on behalf of the licensees in this Norwegian Sea field to the Ministry of Petroleum and Energy on 11 July.
  The plans for Statoil’s Statfjord late life and Tampen Link pipeline projects in the North Sea were approved by the Norwegian Storting (parliament) on 8 June.
  The first exploration well on Statoil’s Tulipan prospect in the Norwegian Sea was spudded on 30 May.
  The Kristin platform was installed on the field in early April and is being prepared for production start-up.
  Statoil acquired EnCana's deepwater assets in the Gulf of Mexico for USD 2.0 billion on 26 May.
  A general collaboration agreement to identify oil and gas resources in the far north and develop technology for petroleum activities in the region was agreed by Gazprom, Hydro and Statoil on 20 June.
  A memorandum of understanding was signed on 30 June, by Kazakhstan state oil company KazMunayGas and Statoil, creating a framework for negotiating Caspian exploration and development projects.
  The Kizomba B development in block 15 off Angola came on stream in July 2005, approximately five months ahead of schedule.
  Production resumed in mid-June from the Lufeng field operated by Statoil in the South China Sea. The field was originally due to be shut down permanently in February 2004.
  In June 2005 Statoil agreed to sell its 50 per cent holding in Borealis A/S to IOB Holding A/S, a company jointly owned by International Petroleum Investment Company, UAE and OMV Aktiengesellschaft, Austria. The transaction is expected to be closed in the second half of 2005.

Oslo, 1 August 2005
Board of Directors

E&P NORWAY

	Second quarter				First half				Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	22,801	17,039	34%	3,487	44,953	34,259	31%	6,876	74,050

Operating, general and administrative expenses	2,347	2,367	(1%)	359	4,747	4,796	(1%)	726	9,863
Depreciation, depletion and amortisation	2,834	2,855	(1%)	433	5,830	5,894	(1%)	892	12,381
Exploration expenses	514	149	245%	79	798	296	170%	122	777

Total expenses	5,695	5,371	6%	871	11,375	10,986	4%	1,740	23,021

Income before financial items, income taxes and minority interest	17,106	11,668	47%	2,616	33,578	23,273	44%	5,136	51,029

Operational data
Oil price (USD/bbl)	51.0	35.6	43%		49.1	33.8	45%		38.4

Liftings:
Oil (1,000 bbl/day)	574	622	(8%)		588	639	(8%)		613
Natural gas (1,000 boe/day)	391	340	15%		413	375	10%		366
Total oil and natural gas liftings (1,000 boe/day)	965	962	0%		1,001	1,014	(1%)		979

Production:
Oil (1,000 bbl/day)	561	633	(11%)		577	655	(12%)		625
Natural gas (1,000 boe/day)	391	340	15%		413	375	10%		366
Total oil and natural gas production (1,000 boe/day)	952	973	(2%)		990	1,029	(4%)		991

Income before financial items, income taxes and minority interest for E&P Norway was NOK 17.1 billion in the second quarter of 2005 compared to NOK 11.7 billion in the second quarter of 2004. The increase was primarily due to a 33 per cent increase in the segment oil price measured in NOK which contributed NOK 4.2 billion, an increase in the transfer price of natural gas, which contributed NOK 1.8 billion, as well as a 15 per cent increase in lifted volumes of natural gas, which contributed NOK 0.5 billion. The increases were partly offset by an 8 per cent decrease in lifted volumes of oil, which reduced income by NOK 1.1 billion, and an additional NOK 0.4 billion related to increased exploration expense.

In the first half of 2005 income before financial items, income taxes and minority interest was NOK 33.6 billion, compared to NOK 23.3 billion in the first half of 2004. The change was mainly due to a 34 per cent increase in oil prices measured in NOK contributing NOK 8.0 billion, an increase in the transfer price of natural gas, which contributed NOK 3.7 billion, and a 10 per cent increase in lifted volumes of natural gas, which contributed NOK 0.6 billion. Other sales increased by NOK 0.7 billion, partly due to the fact that Statoil has received an insurance payment related to loss of profit on the Snorre and Vigdis fields. This was partly offset by an 11 per cent decrease in lifted volumes of oil, which reduces income by NOK 2.3 billion, and an additional NOK 0.5 billion was the result of increased exploration expense.

Average daily lifting of oil was 574,000 barrels (bbl) per day in the second quarter of 2005 compared to 622,000 bbl per day in the second quarter of 2004, while average daily production of oil was 561,000 bbl per day in the second quarter of 2005, compared to 633,000 per day in the corresponding period of 2004. In the second quarter of 2005 this implied a net overlift situation of 13,000 bbl per day.

The reduction from the second quarter of 2004 to the second quarter of 2005 of 72,000 barrels in average daily production of oil was mainly related to a continuing decline on Statfjord and Troll Oil, and a temporary decline on Snorre A due to the well incident in November, when communication with an injection well was temporarily lost. In the second quarter of 2005, the effect on production caused by maintenance turnarounds was higher than in the same quarter last year. A further reduction in oil production was caused by reduced regularity on Gullfaks compared with the second quarter of last year. This was partly offset by Kvitebjørn that came on stream at the end of September 2004.

In the first half of 2005 average daily lifting of oil was 588,000 boe per day compared to 639,000 boe per day in the first half of 2004. Average daily oil production in the first half of 2004 was 577,000 boe per day compared to 655,000 boe per day in the first half of 2004.

Average daily gas production was 391,000 boe per day in the second quarter of 2005 compared to 340,000 boe per day in the second quarter of 2004, an increase of 15 per cent. The reason for the increase was a higher offtake under long-term contracts than in the second quarter of 2004 and an increase in long-term contracted volumes. In the first half of 2005, average daily gas production was 413,000 boe per day compared to 375,000 boe per day in the first half of 2004. The reason for the increase was mainly related to Kvitebjørn and Tune which came on stream in September 2004.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 0.7 billion in the second quarter of 2005, compared to NOK 0.4 billion in the corresponding period of 2004. In the first half of 2005 exploration expenditure was NOK 1.0 billion, compared to NOK 0.5 billion in the first half of 2004.

Exploration expense was NOK 0.5 billion in the second quarter of 2005, compared to NOK 0.1 billion in the second quarter of 2004. Exploration expense for the first half of 2005 was NOK 0.8 billion compared to NOK 0.3 billion in the first half of 2004.

There was a NOK 0.1 billion write-off of prior period’s capitalised exploration expenditure in the second quarter of 2005, compared to no write-off in the second quarter of 2004. The main reason for the increase in exploration expense from the first half of 2004 to the first half of 2005 was higher drilling and seismic activity and generally more expensive wells, of which some were not capitalised.

Three exploration and appraisal wells were completed in the second quarter of 2005, which was in line with the second quarter of 2004. Discoveries were made in PL255 Onyx (Halten/Nordland area) and PL090/PL248 Astero (Troll/Sleipner area), while PL233 Guovca (Barents Sea) was dry. At the end of the second quarter of 2005, Statoil was participating in the drilling of PL251 Tulipan (Norwegian Sea), PL089 Vigdis M and Oseberg South Unit J-central.

The plan for development and operation (PDO) of Tyrihans was submitted to the Ministry of Petroleum and Energy on 11 July 2005.

The PDO submitted for Statfjord late life was approved by the Norwegian authorities on 8 June 2005.

The process plant for the Snøhvit field was successfully berthed in its dock at Melkøya on 13 July 2005. The pipeline which will allow carbon dioxide separated from Snøhvit production to be injected back into a separate formation on the Barents Sea field has also been successfully laid.

The first exploration well on Statoil’s Tulipan prospect in the Norwegian Sea was spudded on 30 May.

INTERNATIONAL E&P

	Second quarter				First half				Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	4,287	2,132	101%	656	7,443	4,010	86%	1,138	9,765

Operating, general and administrative expenses	828	501	65%	127	1,434	1,045	37%	219	2,311
Depreciation, depletion and amortisation	876	444	97%	134	1,559	921	69%	238	2,215
Exploration expenses	347	281	23%	53	587	424	38%	90	1,051

Total expenses	2,051	1,226	67%	314	3,580	2,390	50%	548	5,577

Income before financial items, income taxes and minority interest	2,236	906	147%	342	3,863	1,620	138%	591	4,188

Operational data
Oil price (USD/bbl)	46.6	34.2	36%		44.5	32.6	36%		35.7

Liftings:
Oil (1,000 bbl/day)	127	94	35%		116	96	21%		100
Natural gas (1,000 boe/day)	50	2	n/a		48	2	n/a		15
Total oil and natural gas liftings (1,000 boe/day)	177	97	83%		164	98	67%		115

Production:
Oil (1,000 bbl/day)	126	97	30%		121	96	26%		100
Natural gas (1,000 boe/day)	50	2	n/a		48	2	n/a		15
Total oil and natural gas production (1,000 boe/day)	175	99	77%		169	99	71%		115

Income before financial items, income taxes and minority interest for International E&P was NOK 2.2 billion in the second quarter of 2005 compared to NOK 0.9 billion in the second quarter of 2004. The increase was mainly related to an 83 per cent increase in lifted volumes, which contributed NOK 1.7 billion, as well as a 27 per cent increase in the oil price for International E&P measured in NOK, which contributed positively with NOK 0.7 billion. This was partly offset by a NOK 0.3 billion increase in operating, general and administrative expenses, as well as a NOK 0.4 billion increase in depreciation, mainly due to higher lifting as new fields came on stream such as Kizomba A, In Salah and the Central Azeri part of the Azeri-Chirag-Gunashli (ACG) field.

Income before financial items, income taxes and minority interest in the first half of 2005 was NOK 3.9 billion compared to NOK 1.6 billion in the corresponding period of 2004. The increase was mainly related to a 66 per cent increase in lifting, contributing NOK 2.6 billion, as well as a 26 per cent increase in realised oil prices for International E&P measured in NOK, contributing NOK 1.3 billion. This was partly offset by a NOK 0.4 billion increase in operating, general administrative expenses, a NOK 0.6 billion increase in depreciation, mainly due to increased lifting as new fields came on stream such as Kizomba A, In Salah and the Central Azeri part of the ACG field.

Average daily lifting of oil increased from 94,000 bbl per day in the second quarter of 2004 to 127,000 bbl per day in the second quarter of 2005. In the first half of 2005 average daily lifting of oil increased to 116,000 bbl per day, compared to 96,000 bbl per day in the first half of 2004. Average daily production of oil increased from 97,000 bbl per day in the second quarter of 2004 to 126,000 bbl per day in the second quarter of 2005. The average daily oil production in the first half of 2005 was 121,000 bbl per day, compared to 96,000 bbl per day in the first half of 2004.

The increase in oil production from the second quarter of 2004 to the second quarter of 2005 was mainly related to new fields such as Kizomba A and the Central Azeri part of the ACG field, which came on stream in the third quarter of 2004 and first quarter of 2005 respectively, as well as increased production from the Lufeng field following the completion of its sidetrack drilling programme in the second quarter of 2005.

Average daily gas production was 50,000 boe per day in the second quarter of 2005 compared to 2,000 boe per day in the second quarter of 2004. For the first six months of 2005 average daily gas production was 48,000 boe per day compared to 2,500 boe per day during the corresponding period of last year. The large increase in gas production was attributable to gas sales from the In Salah field, which commenced production in the third quarter of 2004.

Exploration expenditure (including capitalised exploration expenditure) was NOK 0.6 billion in the second quarter of 2005 compared to NOK 0.3 billion in the second quarter of 2004. Exploration expenditure for the first half of 2005 was NOK 1.0 billion compared to NOK 0.6 billion in the corresponding period of 2004. Exploration expenses were NOK 0.3 billion in the second quarter of 2005, which was in line with the corresponding period of 2004. Exploration expenses were NOK 0.6 billion in the first half of 2005 compared to NOK 0.4 billion in the first half of 2004. The increased exploration expense was mainly due to increased exploration activity.

During the second quarter of 2005, one exploration well was completed internationally, the Juno-S-21-1 well in block 31 off Angola. The drilling resulted in a discovery. In the first half of 2005, four wells have been completed internationally. In Angola, the Ceres-1 and the Juno-S-21-1 wells in block 31 resulted in oil discoveries, while the LF 17/1-1 well on the Lufeng field in China was dry. The Perpetua-2 well in block 17 in Angola awaits final evaluation. Statoil is planning to participate in the drilling of twelve additional exploration and appraisal wells internationally in 2005.

Statoil acquired EnCana's deepwater assets in the Gulf of Mexico for USD 2.0 billion on 26 May 2005.

On 20 June 2005, a general collaboration agreement to identify oil and gas resources in the far north and develop technology for petroleum activities in the region was agreed by Gazprom, Hydro and Statoil. This agreement was signed in Moscow during an official visit by the Norwegian prime minister Kjell Magne Bondevik.

At the end of April, Statoil submitted a proposal to Gazprom for the development of the Shtokman field, a large gas and condensate field in the Russian part of the Barents sea.

On 30 June 2005, a memorandum of understanding was signed by Kazakhstan state oil company KazMunayGas and Statoil, creating the framework for negotiating on the main technical and commercial aspects of a joint venture covering the Abay area in the Caspian by the end of 2005.

The Kizomba B development in block 15 off Angola, where Statoil has a 13.33 per cent interest, came on stream in July 2005 roughly five months ahead of schedule.

On 9 June 2005, production resumed from the Lufeng oil field in the South China Sea, which has been shut down for 11 months in order to drill sidetracks in three of the five existing production wells. Statoil’s share in the field is 75 per cent.

On 8 May 2005, the West Azeri platform jacket was installed in 120 metres of water on the Azeri-Chirag-Gunashli (ACG) field off Azerbaijan. Production from the West Azeri part of ACG is expected to commence in the first quarter of 2006. Statoil’s share is 8.56 per cent.

On 10 May 2005, the filling of the Baku-Tbilisi-Ceyhan oil export pipeline started. The oil comes from the ACG field in the Azerbaijan sector of the Caspian Sea. The loading of the first tanker at Ceyhan is expected in the fourth quarter of 2005. Statoil’s share in the pipeline is 8.71 per cent.

On 1 June 2005, for safety reasons, Statoil temporarily suspended the drilling campaign on the Ballena 1-X well in block 4 of the Plataforma Deltana area off Venezuela. Despite six weeks of extensive repairs by rig owner Transocean, the technical standard of the Sovereign Explorer drilling rig did not meet Statoil's requirements for safe drilling operations in high-pressure reservoirs. Statoil is the operator of block 4 of Plataforma Deltana. Statoil is currently evaluating its options for re-entering the well.

The Ministry of Energy and Petroleum in Venezuela is challenging the production level and the royalty rates of the Sincor joint venture. The partners in Sincor are jointly evaluating actions to be taken. The exposure, if any, cannot be determined at this time.

NATURAL GAS

	Second quarter				First half				Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	9,288	7,201	29%	1,421	19,503	16,316	20%	2,983	33,326

Cost of goods sold	6,164	4,173	48%	943	12,756	8,564	49%	1,951	19,350
Operating, selling and administrative expenses	1,817	1,680	8%	278	3,695	3,341	11%	565	6,540
Depreciation, depletion and amortisation	190	155	23%	29	380	313	21%	58	652

Total expenses	8,171	6,008	36%	1,250	16,831	12,218	38%	2,574	26,542

Income before financial items, income taxes and minority interest	1,117	1,193	(6%)	171	2,672	4,098	(35%)	409	6,784

Operational data
Natural gas sales (Statoil equity) (bcm)	5.7	4.9	16%		11.9	10.8	10%		21.0
Natural gas sales (3rd party volumes) (bcm)	0.4	1.0	(63%)		1.0	1.6	(41%)		3.9
Natural gas sales (bcm)	6.0	5.9	2%		12.8	12.4	4%		25.0
Natural gas price (NOK / scm)	1.32	1.02	30%		1.32	1.05	26%		1.10
Transfer price natural gas (NOK / scm)	0.98	0.65	51%		0.94	0.63	49%		0.71
Regularity at delivery point (%)	100%	100%	n/a		100%	100%	n/a		100%

Income before financial items, income taxes and minority interest for Natural Gas was NOK 1.1 billion in the second quarter of 2005 compared to NOK 1.2 billion in the second quarter of 2004. The decrease of NOK 0.1 billion was mainly due to increased cost of goods related to increased transfer price for natural gas from E&P Norway. This was partly offset by higher prices of natural gas and higher sales volumes.

Income before financial items, income taxes and minority interest for the first half of 2005 was NOK 2.7 billion, compared to NOK 4.1 billion in the first half of 2004. The decrease was mainly due to increased cost of goods, as well as the gain from the sale of the shares in Verbundnetz Gas (VNG) of NOK 0.6 billion before tax, which was included in income in the first quarter of 2004. This was only partly offset by increased gas prices and higher sales volumes.

Natural gas sales for the second quarter of 2005 were 6.0 billion standard cubic metres (bcm) compared to 5.9 bcm in the second quarter of 2004, an increase of 2 per cent. Of the total gas sales in the second quarter of 2005, 5.7 bcm was equity gas. Sales of natural gas volumes from the Dunlin, Jupiter and In Salah fields are reported by the International E&P segment. In the first half of 2005, natural gas sales were 12.8 bcm compared to 12.4 bcm in the first half of 2004. Of the total gas sales in the first half of 2005, equity gas was 11.9 bcm. Liquefied natural gas (LNG) sales contributed NOK 1.0 billion to revenues in the first half of 2005.

The average gas price for gas piped to Europe in the second quarter of 2005 was NOK 1.32 per standard cubic metre (scm), compared to NOK 1.02 per scm in the second quarter of 2004, an increase of 30 per cent. The price increase was mainly due to an increase in gasoil prices and an increase in gas prices in the UK market. The gas price was 26 per cent higher in the first half of 2005 compared to the first half of 2004.

The cost of goods sold for the second quarter of 2005 increased by 48 per cent compared to the second quarter of 2004, mainly due to increased purchases of internal volumes and a higher transfer price. The transfer price for gas from E&P Norway to Natural Gas was NOK 0.98 per scm in the second quarter of 2005, an increase of 51 per cent compared to the transfer price in the second quarter of 2004 of NOK 0.65 per scm. The transfer price for gas from E&P Norway was 49 per cent higher in the first half of 2005 compared to the first half of 2004. The cost of goods sold for LNG sales was NOK 1.0 billion in the first half of 2005.

The plan for development and operation (PDO) submitted for the Tampen Link pipeline was approved by the Norwegian authorities on 8 June 2005.

The partners have agreed on a transport concept for the Skarv/Idun fields based on use of the Åsgard Transport System and Kårstø processing plant north of Stavanger.

Cove Point operator Dominion filed the application for the Cove Point expansion project to the US Federal Energy Regulatory Commission (FERC) on 15 April. The approval process is anticipated to be finalised in the first half of 2006. The agreement signed between Statoil and Dominion involves annual terminal capacity rights of approximately 7.7 bcm of gas for a 20-year period, with planned start-up in 2008, and is subject to FERC approval.

The Langeled pipeline was tied into its land section at Easington on the UK east coast on 22 June. The 33 kilometre landfall section from Nyhamna in mid-Norway was completed on 17 July. The southern leg of Langeled, from Sleipner Riser to Easington, is due to start delivering gas on 1 October 2006, one year ahead of the Ormen Lange start-up.

The Kårstø expansion project (KEP) 2005 is progressing well, on time and within budget. The new sales gas compressor produced gas to Europipe II for the first time on 7 July and the first ethane from the new ethane installation was produced on 8 July 2005.

MANUFACTURING & MARKETING

	Second quarter				First half				Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

USGAAP income statement

Total revenues	83,343	62,825	33%	12,747	156,323	119,612	31%	23,910	267,177

Cost of goods sold	77,188	58,748	31%	11,806	143,655	111,078	29%	21,972	246,971
Operating, selling and administrative expenses	4,001	3,093	29%	612	8,022	6,344	26%	1,227	14,566
Depreciation, depletion and amortisation	544	351	55%	83	1,086	698	56%	166	1,719

Total expenses	81,733	62,192	31%	12,501	152,763	118,120	29%	23,365	263,256

Income before financial items, income taxes and minority interest	1,610	633	154%	246	3,560	1,492	139%	545	3,921

Operational data
FCC margin (USD/bbl)	8.2	7.8	5%		6.6	6.4	3%		6.4
Contract price methanol (EUR/tonne)	230	200	15%		230	195	18%		213
Petrochemical margin (EUR/tonne)	138	121	14%		189	131	44%		153

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in the second quarter of 2005 was NOK 1.6 billion compared to NOK 0.6 billion in the second quarter of 2004. This increase was mainly due to high margins and high regularity in manufacturing. In the first half of 2005 income before financial items, income taxes and minority interest was NOK 3.6 billion compared to NOK 1.5 billion in the first half of 2004. The increase in the first half of 2005 was mainly due to high margins and high regularity in manufacturing and changes in value of inventory.

Oil trading income before financial items, income taxes and minority interest in the second quarter of 2005 was NOK 0.3 billion, which was in line with the second quarter of 2004. In the first half of 2005, income before financial items, income taxes and minority interest was NOK 1.1 billion compared to NOK 0.5 billion in the first half of 2004. The increase was mainly due to good results from trading and net effects of changes in inventory values and hedge positions of NOK 0.4 billion.

Income before financial items, income taxes and minority interest from manufacturing was NOK 1.0 billion in the second quarter of 2005, compared to NOK 0.1 billion in the second quarter of 2004. The increase was mainly due to higher regularity in the second quarter of 2005 compared to the second quarter of 2004. In the second quarter of 2005, the average refining margin (FCC) was USD 8.2 per barrel compared to USD 7.8 per barrel in the second quarter of 2004. The average contract price of methanol was EUR 230 per tonne in the second quarter of 2005 compared to EUR 200 per tonne in the second quarter of 2004, an increase of 15 per cent. In the first half of 2005, income before financial items, income taxes and minority interest was NOK 1.6 billion, compared to NOK 0.5 billion in the first half of 2004.

Income before financial items, income taxes and minority interest from marketing was NOK 0.2 billion in the second quarter of 2005, compared to NOK 0.1 billion in the second quarter of 2004. Income before financial items, income taxes and minority interest in the first half of 2005 was NOK 0.3 billion compared to NOK 0.1 billion in the first half of 2004. Several measures are being implemented within the retail unit in order to benefit from a more integrated business model across the retail business in the various countries, including a new organisational structure.

Statoil’s share of Borealis’ net income in the second quarter of 2005 was NOK 0.2 billion, compared to NOK 0.1 billion in the second quarter of 2004. The average margin was EUR 138 per tonne in the second quarter of 2005, compared to EUR 121 per tonne in the second quarter of 2004, an increase of 14 per cent. The margin increase was partly offset by the strengthening of the NOK against the EUR from the second quarter of 2004 to the second quarter of 2005, and a decrease in sales volumes of 14 per cent in the second quarter of 2005 compared to the second quarter of 2004, mainly due to the sale of the operations in Sines in Portugal in November 2004. For the first half of 2005, income was NOK 0.6 billion compared to NOK 0.3 billion in the first half of 2004.

In June 2005 Statoil agreed to sell its 50 per cent holding in Borealis A/S to IOB Holding A/S, a company jointly owned by International Petroleum Investment Company, UAE and OMV Aktiengesellschaft, Austria. The transaction is expected to close in the second half of 2005 and will be recorded at closing.

An application to build a combined heat and power station at the Mongstad refinery near Bergen was submitted by Statoil to the Norwegian Water Resources and Energy Directorate (NVE) on 1 July 2005.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 20.6 billion in the second quarter of 2005, compared to NOK 6.0 billion in the second quarter of 2004. The cash flows provided by operating activities were NOK 39.1 in the first half of 2005, compared to 26.4 in the first half of 2004. The increase in cash flows provided by operating activities of NOK 12.6 billion from the first half of 2004 to the first half of 2005 was mainly due to an increase in cash flows from underlying operations contributing NOK 13.6 billion. Short-term investments contributed NOK 3.8 billion, and non-current items related to operating activites contributed NOK 1.2 billion to the increased cash flows from operating activities. Increased tax payments reduced the cash flows from operations by NOK 5.3 billion.

Cash flows used in investment activities were NOK 22.2 billion in the second quarter of 2005 compared to NOK 9.0 billion in the second quarter of 2004. In the first half of 2005, the cash flows used in investment activities were NOK 29.4 billion compared to NOK 15.7 billion in the first half of 2004.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 21.9 billion in the second quarter of 2005, compared to NOK 16.4 billion in the second quarter of 2004. In the first half of 2005, gross investments were NOK 28.6 billion, as compared to NOK 23.1 billion in the first half of 2004. Total gross investments include the acquisition of the deepwater Gulf of Mexico assets of NOK 13.3 billion.

Reconciliation of cash flow to gross investments	Second quarter		First half
(in NOK billion)	2005	2004	2005	2004

Cash flows to investments	22.2	9.0	29.4	15.7
NCS portfolio transactions	(0.2)	0.0	(1.2)	0.0
Contribution from sales of assets	0.1	1.0	0.6	1.0
Reclassification of prepayment made in 2003
before governmental approval of In Salah and In Amenas	0.0	6.8	0.0	6.8
Other changes in long-term loans granted and other long-term items	(0.2)	(0.4)	(0.2)	(0.5)

Gross investments	21.9	16.4	28.6	23.1

The difference between cash flows used in investment activities and gross investments in the first half of 2005 was mainly related to 0.6 billion in proceeds from sale of assets during the period.

Gross	Second quarter				First half				Full year
investments	2005	2004		2005	2005	2004		2005	2004
(in billions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*	NOK

- E&P Norway	4.1	4.9	(15%)	0.6	7.6	8.1	(6%)	1.2	16.8
- International E&P	16.4	10.6	54%	2.5	19.0	13.2	43%	2.9	19.0
- Natural Gas	0.8	0.5	56%	0.1	1.2	0.9	24%	0.2	2.4
- Manufacturing & Marketing	0.5	0.4	24%	0.1	0.7	0.6	16%	0.1	4.2
- Other	0.1	0.1	96%	0.0	0.2	0.2	(6%)	0.0	0.6

Total gross investment	21.9	16.4	33%	3.3	28.6	23.1	24%	4.4	42.8

Cash flows used in financing activities were NOK 11.0 billion in the second quarter of 2005 compared to NOK 3.2 billion in the second quarter of 2004. In the first half of 2005, cash flows used in financing activities amounted to NOK 12.6 billion compared to NOK 3.5 billion in the first half of 2004. The main reason for the increase in cash flows used in financing activities was reduced new long-term borrowings as well as increased repayment of long-term debt. The amount reported in the first six months of 2005 includes a dividend paid to shareholders of NOK 11.5 billion related to the annual accounts in 2004, while the dividend paid to shareholders in the first half of 2004 was NOK 6.4 billion.

New long-term borrowings as of 30 June 2005 amounted to NOK 0.3 billion compared to NOK 4.5 billion in the first half of 2004. Repayment of long-term debt in the first half of 2005 was NOK 2.4 billion compared to NOK 0.9 billion in the first half of 2004.

Interest-bearing debt. Gross interest-bearing debt was NOK 37.4 billion at the end of the second quarter of 2005 compared to NOK 40.7 billion at the end of the second quarter of 2004. Despite high investments, including the payment of NOK 13.3 billion related to the acquisition of the deepwater Gulf of Mexico assets, interest-bearing debt has been reduced, mainly due to high cash flow from operational activities.

Currency swaps are used, for risk management purposes, to ensure that Statoil keeps long-term interest-bearing debt in USD. As a result, nearly all long-term debt was exposed to changes in the USD/NOK exchange rate, corresponding to NOK 0.22 for the second quarter in 2005 compared to NOK 0.04 in the second quarter of 2004.

Net interest-bearing debt (9) was NOK 34.2 billion as of 30 June 2005 compared to NOK 23.4 billion as of 30 June 2004. As of 31 December 2004, net interest-bearing debt was NOK 20.3 billion.

The increase in net interest-bearing debt from the second quarter of 2004 to the second quarter of 2005 was mainly related to a reduction in liquid assets of NOK 14.0 billion, partly offset by a reduction of gross interest-bearing debt of NOK 3.4 billion. The large investments in the period were the main reason for the reduction in liquid assets, contributing to an increased net interest-bearing debt.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 27.7 per cent as of 30 June 2005, compared to 23.7 per cent as of 30 June 2004. The increase in net debt to capital employed ratio was mainly related to an increase in net interest-bearing debt, partly offset by an increase in capital employed.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio see Use and reconciliation of non-GAAP financial measures below.

Cash, cash equivalents and short-term investments were NOK 3.1 billion as of 30 June 2005, compared to NOK 17.1 billion as of 30 June 2004. The decrease was due to high investments, including the payment of NOK 13.3 billion related to the acquisition of the deepwater Gulf of Mexico assets. Cash and cash equivalents were NOK 2.0 billion as of 30 June 2005, compared to NOK 14.6 billion as of 30 June 2004. Short-term investments in domestic and international capital markets amounted to NOK 1.0 billion as of 30 June 2005, compared to NOK 2.5 billion as of 30 June 2004.

Working capital (total current assets less current liabilities) was reduced by NOK 14.8 billion from a negative working capital of NOK 4.0 billion as per 30 June 2004 to a negative working capital of NOK 18.8 billion as per 30 June 2005. The change in working capital was mainly related to a decrease in cash, cash equivalents and short-term investments of NOK 14.0 billion, and an increase in accounts payable of NOK 6.1 billion and taxes payable of NOK 6.0 billion. This was partly offset by an increase in inventories of NOK 2.6 billion, an increase of NOK 5.2 billion in accounts receivable, an increase in prepaid expenses and other current assets of NOK 1.5 billion, as well as a decrease in short-term debt of NOK 2.0 billion.

Horton matter. The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd, a Turks & Caicos Island company, for consultancy services in Iran. The consultancy agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year contract term. Two payments totalling USD 5.2 million were made under the contract before the payments were stopped. The contract was terminated in September 2003. On 28 June 2004, Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code (which became effective from 4 July 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker without the decision-maker receiving any advantage) and imposed a penalty on Statoil of NOK 20 million. Statoil’s board decided on 14 October 2004 to accept the penalty without admitting or denying the charges by Økokrim. Before agreeing to pay the fine imposed by Økokrim, Statoil had already accepted that the Horton contract violated its own ethical policies and standards. Statoil has taken a number of steps to prevent a similar situation from arising in the future. Økokrim also informed Statoil that it issued a penalty notice to former Statoil executive vice president Richard Hubbard on the same legal basis, seeking to impose a penalty of NOK 200,000. Richard Hubbard announced on 18 October 2004 that he had accepted the Økokrim fine of NOK 200,000.

The original charge that Statoil paid bribes to Iranian decision-makers with the intention of securing commercial advantages in Iran was not pursued further by Økokrim in the penalty notice of June 2004.

The US Securities and Exchange Commission (SEC) is conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of US federal securities laws, including the Foreign Corrupt Practices Act. The US Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on 24 September 2004 that it is considering recommending that the SEC authorise a civil enforcement action in federal court against Statoil for violations of various US federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the US authorities to assist them in their ongoing investigations.

Iranian authorities have carried out inquiries into the matter. In April 2004, the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalised for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

In relation to the Horton case, the Norwegian tax authorities have imposed a surcharge of NOK 6.1 million on Statoil’s corporate income tax bill for the financial year 2002 as the company incorrectly claimed deductions for the payments made under the consultancy agreement.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Statoil is subject to SEC regulations regarding the use of “non-GAAP financial measures” in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil’s 2004 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
• Return on average capital employed (ROACE)
• Normalised return on average capital employed (normalised ROACE)
• Normalised production cost per barrel
• Net debt to capital employed ratio.

ROACE
Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil’s use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Statoil uses normalised ROACE to measure the return on capital employed, while excluding the effects of market developments over which Statoil has no control. The revenue effects of oil price, natural gas price, refining margin, Borealis margin and the NOK/USD exchange rate are therefore excluded from the normalised figure.

This measure is viewed by the company as providing a better understanding of Statoil’s underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil makes regular use of this measure to evaluate its operations.

Beginning in 2005, the figures used for calculating the normalised ROACE are (each adjusted for an assumed annual inflation of 2.5 per cent from the basis year 2004):
• oil price of USD 22 per barrel
• natural gas price of NOK 0.90 per scm
• FCC refining margin of USD 5.0 per barrel
• petrochemical margin of EUR 140 per tonne
• NOK/USD exchange rate of 6.75.

By keeping certain prices and the NOK/USD exchange rate constant, Statoil is able to utilise normalised ROACE to focus on operating cost and efficiency improvements, and is able to measure performance on a comparable basis across periods. Such a focus would be more challenging to maintain in periods in which prices are high and exchange rates are favourable. In the period 2001 to the second quarter of 2005, during which Statoil has been using normalised ROACE as a method of measuring performance, the normalisation procedures have on average resulted in lower normalised earnings compared to the earnings based on realised prices. Normalised results, however, should be reviewed with the measures calculated in accordance with GAAP when measuring financial performance. The company reviews both realised and normalised results when measuring performance. However, the company considers the normalised results to be especially useful when realised prices, margins and exchange rates are above the normalised set of assumptions. Normalised ROACE has historically been based on organic development. Major inorganic transactions have therefore generally been excluded from the calculations.

All historical normalised figures have been restated in order to reflect the new normalisation assumptions and the portfolio of assets as at the end of 2004, as shown at the bottom of the table below. This is done in order to facilitate comparisons between years using the new normalisations. For a specification of the adjustments and normalisation assumptions, see end note 2.

Calculation of numerator and denominator	Twelve months ended		Twelve months ended
used in ROACE calculation	30 June		31 December
(in NOK million, except percentages)	2005	2004	2004

Net income for the last 12 months	29,384	17,620	24,916
Minority interests for the last 12 months	695	279	505
After-tax net financial items for the last 12 months	(1,752)	(543)	(1,947)

Net income adjusted for minority interests and net financial items after tax (A1)	28,327	17,356	23,474

Adjustment for tax effects and insurance costs	(1,283)	n/a	(1,283)
Numerator adjustments for costs In Salah, In Amenas and SDS	n/a	47	(295)
Numerator adjustments for gain on sale of VNG	n/a	(446)	(446)
Numerator adjustments for GoM transaction	10	n/a	n/a
Effect of normalised prices and margins	(14,587)	(8,468)	(12,608)
Effect of normalised NOK/ USD exchange rate	574	1,770	2,189

Normalised net income (A2)	13,041	10,260	11,031

Calculated average capital employed:
Average capital employed before adjustments (B1)	111,237	92,167	99,346
Average capital employed (B2)	111,028	91,210	99,868
Denominator adjustments on average capital employed for In Salah, In Amenas and SDS	n/a	(4,265)	(10,127)
Denominator adjustments 2005 on average capital employed for GoM transaction	(6,628)	n/a	n/a
Average capital employed adjusted (B3)	104,401	86,946	89,741

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	25.5%	18.8%	23.6%
Calculated ROACE based on average capital employed (A1/B2)	25.5%	19.0%	23.5%
Normalised ROACE old normalising assumptions, previously reported figures	n/a	11.8%	12.3%

Normalised ROACE (A2/B3) 2005, including restated 2004 figures	12.5%	12.6%	12.4%

Normalised production cost
Normalised production cost in NOK per barrel is used to evaluate the underlying development in the production cost. Statoil’s production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant at 6.75 in the calculations of normalised production cost.

All historical normalised figures have been restated in order to reflect the new normalisation assumptions and the portfolio of assets as at the end of 2004. This is done in order to facilitate comparisons between years on the new normalisations.

	Twelve months	Twelve months	Twelve months
	ended 30 June	ended 30 June	ended 31 December
Production cost per boe	2005	2004	2004

Total production costs last 12 months (in NOK million)	9,195	8,956	9,336
Lifted volumes last 12 months (mill.boe)	409	403	400
Average NOK/USD exchange rate last 12 months	6.47	7.01	6.74

Production cost (USD/boe)	3.48	3.17	3.46

Calculated production cost (NOK/boe)	22.5	22.2	23.3

Normalisation of production cost per boe
Total production costs last 12 months (in NOK million)	9,195	8,956	9,336
Production costs last 12 months International E&P (in USD million)	214	144	193
Normalised exchange rate (NOK/USD)	6.75	6.75	6.75

Production costs last 12 months International E&P normalised at NOK/USD 6.75	1,444	969	1,302
Production costs last 12 months E&P Norway (in NOK million)	7,807	7,955	8,038
Total production costs last 12 months in NOK million (normalised)	9,251	8,923	9,340
Lifted volumes last 12 months (mill.boe)	409	403	400

Production cost (NOK/boe) normalised at NOK/USD 6.75 [10]	22.6	22.2	23.3

Net debt to capital employed ratio
The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group’s current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and short-term investments. Two further adjustments are made for two different reasons:

  Since different legal entities in the group lend to projects and others borrow from banks, it will over-report the debt stated in the balance sheet compared to the underlying exposure in the group, since different legal entities in the group lend to and from the investment banks.
  Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.
The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of the ROACE and normalised ROACE.

Calculation of capital employed and net debt to	30 June	30 June	31 December
capital employed ratio (in millions)	2005	2004	2004

Total shareholders' equity	87,592	73,847	85,030
Minority interests	1,558	1,480	1,616

Total equity and minority interests (A)	89,150	75,327	86,646

Short-term debt	4,601	6,572	4,730
Long-term debt	32,780	34,175	31,459

Gross interest-bearing debt	37,381	40,747	36,189

Cash and cash equivalents	(2,038)	(14,560)	(5,028)
Short-term investments	(1,023)	(2,509)	(11,621)

Cash and cash equivalents and short-term investments	(3,061)	(17,069)	(16,649)

Net debt before adjustments (B1)	34,320	23,678	19,540

Other interest-bearing elements	2,494	2,119	2,995
Adjustment for project loan	(2,630)	(2,402)	(2,209)

Net interest-bearing debt (B2)	34,184	23,395	20,326

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	123,470	99,005	106,186
Capital employed (A+B2)	123,334	98,722	106,972

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(B1+A))	27.8%	23.9%	18.4%
Net debt to capital employed (B2/(B2+A))	27.7%	23.7%	19.0%

End notes
(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.

(2) For purposes of measuring our performance against our 2007 ROACE target, we are assuming an average realised oil price of USD 22 per barrel, natural gas price of NOK 0.90 per scm, refining margin of USD 5.0 per barrel, Borealis margin of EUR 140 per tonne, and a NOK/USD exchange rate of 6.75. All prices and margins are adjusted for inflation from 2004. ROACE is normalised in order to exclude factors that Statoil can not influence from its performance targets. Consequently, adjustments are also made to the normalised ROACE calculation in order to exclude factors that are not viewed as part of recurring business. Adjustments for the 12 months ended 30 June 2005 consisted of tax effects related to changes in tax legislation and the allocation of office costs of a total of NOK 1.6 billion in the fourth quarter of 2004, as well as the effect of insurance costs incurred of NOK 0.3 billion in the same quarter. The capital employed is normalised for the effect of the acquisition of the assets in the Gulf of Mexico from EnCana in the second quarter of 2005. To facilitate comparability, historical normalised ROACE figures have been calculated using the new normalisation assumptions communicated in 2004.

(3) The oil price of the group is a volume weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for oil sales, trading and supply (O&S). The oil price from the NCS is higher than the oil price from the international business. The calculation of the oil price for 2004 as a whole also includes sales income from NGL volumes.

(4) FCC: fluid catalytic cracking.

(5) Oil volumes include condensate and NGL, exclusive of royalty oil.

(6) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

(7) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production (lifting) of oil and natural gas. For a specification of normalising assumptions, see end note 2. For normalisation of production cost, see table under production cost.

(8) For definition of non-GAAP financial measures and use of ROACE, see Use and reconciliation of non-GAAP financial measures.

(9) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and the third quarter net interest-bearing debt is normalised by excluding 50 per cent of the cash build-up related to tax payments due on 1 April and 1 October.

(10) By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at 6.75. Certain reclassifications have been made to prior period’s figures to be consistent with the current period’s classifications.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; targets with respect to return on average capital employed and other measures; targets with respect to participations in drilling and exploration activities; plans for future development and operation of projects; expected investment levels in projects and segments; expected exploration and development activities or expenditures; start-up dates for upstream activities; closing of future transactions; and plans to further improve HSE measures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2004 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME - USGAAP

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,

(in NOK million)	2005	2004	2005	2004	2004

REVENUES
Sales	92,748	70,961	176,897	137,041	303,756
Equity in net income of affiliates	318	284	754	504	1,209
Other income	29	60	67	790	1,253

Total revenues	93,095	71,305	177,718	138,335	306,218

EXPENSES
Cost of goods sold	(56,864)	(44,945)	(106,183)	(83,612)	(188,179)
Operating expenses	(7,113)	(6,632)	(14,330)	(13,587)	(27,350)
Selling, general and administrative expenses	(1,802)	(1,165)	(3,358)	(2,085)	(6,298)
Depreciation, depletion and amortization	(4,535)	(3,908)	(9,041)	(8,061)	(17,456)
Exploration expenses	(861)	(430)	(1,385)	(720)	(1,828)

Total expenses before financial items	(71,175)	(57,080)	(134,297)	(108,065)	(241,111)

Income before financial items, income taxes and minority interest	21,920	14,225	43,421	30,270	65,107

Net financial items	(860)	(144)	(2,607)	(1,159)	5,739

Income before income taxes and minority interest	21,060	14,081	40,814	29,111	70,846

Income taxes	(14,106)	(9,665)	(26,937)	(19,892)	(45,425)
Minority interest	(204)	(61)	(354)	(164)	(505)

Net income	6,750	4,355	13,523	9,055	24,916

Net income per ordinary share	3.12	2.01	6.24	4.18	11.50

Dividend declared per ordinary share	5.30	2.95	5.30	2.95	2.95

Weighted average number of ordinary shares outstanding	2,165,828,391	2,166,143,715	2,165,929,863	2,166,143,715	2,166,142,636

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - USGAAP

	At June 30,	At June 30,	At December 31,
(in NOK million)	2005	2004	2004

ASSETS

Cash and cash equivalents	2,038	14,560	5,028
Short-term investments	1,023	2,509	11,621

Cash, cash equivalents and short-term investments	3,061	17,069	16,649

Accounts receivable	31,324	23,539	31,736
Accounts receivable - related parties	41	2,597	0
Inventories	8,425	5,786	6,971
Prepaid expenses and other current assets	7,788	5,526	9,713

Total current assets	50,639	54,517	65,069

Investments in affiliates	10,612	11,615	10,339
Long-term receivables	8,066	8,810	8,176
Net property, plant and equipment	174,279	142,628	152,916
Other assets	15,270	11,984	11,743

TOTAL ASSETS	258,866	229,554	248,243

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	4,601	6,572	4,730
Accounts payable	20,287	15,354	19,282
Accounts payable - related parties	7,572	6,367	5,621
Accrued liabilities	11,396	10,593	12,385
Income taxes payable	25,549	19,587	19,117

Total current liabilities	69,405	58,473	61,135

Long-term debt	32,780	34,175	31,459
Deferred income taxes	41,744	38,973	44,270
Other liabilities	25,787	22,606	24,733

Total liabilities	169,716	154,227	161,597

Minority interest	1,558	1,480	1,616

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474	5,474
Treasury shares	(104)	(59)	(60)
Additional paid-in capital	37,293	37,728	37,273
Retained earnings	48,195	30,292	46,153
Accumulated other comprehensive income (loss)	(3,266)	412	(3,810)

Total shareholders' equity	87,592	73,847	85,030

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	258,866	229,554	248,243

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

	For the six months		For the year ended
	ended June 30,		December 31,
(in NOK million)	2005	2004	2004

OPERATING ACTIVITIES
Consolidated net income	13,523	9,055	24,916

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	354	164	505
Depreciation, depletion and amortization	9,041	8,061	17,456
Exploration expenditures written off	131	28	110
(Gains) losses on foreign currency transactions	707	722	(1,919)
Deferred taxes	(2,801)	(57)	5,006
(Gains) losses on sales of assets and other items	(129)	(910)	(1,531)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(1,454)	(793)	(1,645)
• (Increase) decrease in accounts receivable	371	4,056	(1,149)
• (Increase) decrease in prepaid expenses and other current assets	(1,149)	388	(4,590)
• (Increase) decrease in short-term investments	10,598	6,805	(2,307)
• Increase (decrease) in accounts payable	3,112	(2,370)	(147)
• Increase (decrease) in other payables	(635)	(449)	1,449
• Increase (decrease) in taxes payable	6,432	1,911	1,387

(Increase) decrease in non-current items related to operating activities	990	(163)	1,266

Cash flows provided by operating activities	39,091	26,448	38,807

INVESTING ACTIVITIES
Additions to property, plant and equipment	(28,718)	(14,137)	(31,800)
Exploration expenditures capitalized	(760)	(440)	(748)
Change in long-term loans granted and other long-term items	(514)	(2,153)	(2,650)
Proceeds from sale of assets	618	983	3,239

Cash flows used in investing activities	(29,374)	(15,747)	(31,959)

FINANCING ACTIVITIES
New long-term borrowings	332	4,473	4,599
Repayment of long-term borrowings	(2,432)	(919)	(6,574)
Distribution to minority shareholders	(403)	(167)	(559)
Dividends paid	(11,481)	(6,390)	(6,390)
Net short-term borrowings, bank overdrafts and other	1,397	(479)	(131)

Cash flows used in financing activities	(12,587)	(3,482)	(9,055)

Net increase (decrease) in cash and cash equivalents	(2,870)	7,219	(2,207)

Effect of exchange rate changes on cash and cash equivalents	(120)	25	(81)
Cash and cash equivalents at the beginning of the period	5,028	7,316	7,316

Cash and cash equivalents at the end of the period	2,038	14,560	5,028

Changes in balance sheet items resulting from the acquisition of the Statoil Detaljhandel Skandinavia in the third quarter of 2004 are excluded from Cash flows provided by operating activities and Cash flows used in financing activities, and classified as Additions to property, plant and equipment.

See notes to the consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2004 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2004.

Statoil adopted Financial Accounting Standard (FAS) 123 R Share-Based Compensation in the fourth quarter of 2004, as an employee share saving plan was introduced. Employees have the opportunity to buy shares in Statoil every year up to a ceiling of five per cent of their gross salary. For shares held for at least two calendar years, employees will receive one bonus share for every two purchased. The bonus element is valued at the grant day and amortized to income over the vesting period. The effect on the Consolidated statement of income and financial position is immaterial.

As of January 1, 2005, Statoil adopted Financial Accounting Standard Board (FASB) Staff Position FSP FAS 19-1, Accounting for Suspended Well Costs. Upon adoption of the FSP, the Company evaluated all existing capitalized exploratory well expenditures under the provisions of the FSP. The adoption did not have any effects on Statoil's Consolidated statement of income and financial position.

The FASB issued in March 2005 Interpretation No. 47 (FIN 47), Accounting for Conditional Asset Retirement Obligations, to clarify the requirement to record liabilities stemming from a legal obligation to clean up and retire fixed assets, when a retirement depends on a future event. FIN 47 is effective for fiscal years ending after December 15, 2005, and we expect to adopt this in the fourth quarter of 2005. Statoil has not yet estimated the impact, if any, of the new interpretation.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges
Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding six months. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was NOK 103 million and recorded to earnings during the quarter ended June 30, 2005. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 22 million after tax. The net amount reclassified into earnings during the quarter was NOK 99 million after tax. At June 30, 2005, the net deferred hedging loss in Accumulated other comprehensive income related to cash flow hedges was NOK 183 million after tax, most of which will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended June 30, 2005 was immaterial.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended June 30, 2005. The net loss recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was NOK 14 million.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Segment data for the three months ended June 30, 2005 and 2004 and the six months ended June 30, 2005 and 2004 is presented below:

	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

(in NOK million)

Three months ended June 30, 2005
Revenues third party (including Other income)	496	1,620	9,097	81,162	402	92,777
Revenues inter-segment	22,273	2,667	120	1,955	(27,015)	0
Income (loss) from equity investments	32	0	71	226	(11)	318

Total revenues	22,801	4,287	9,288	83,343	(26,624)	93,095

Income before financial items,
income taxes and minority interest	17,106	2,236	1,117	1,610	(149)	21,920
Imputed segment income taxes	(12,861)	(699)	(720)	(336)	0	(14,616)

Segment net income	4,245	1,537	397	1,274	(149)	7,304

Three months ended June 30, 2004
Revenues third party (including Other income)	375	789	7,111	62,422	324	71,021
Revenues inter-segment	16,630	1,343	38	187	(18,198)	0
Income (loss) from equity investments	34	0	52	216	(18)	284

Total revenues	17,039	2,132	7,201	62,825	(17,892)	71,305

Income before financial items
income taxes and minority interest	11,668	906	1,193	633	(175)	14,225
Imputed segment income taxes	(8,606)	(297)	(811)	(110)	0	(9,824)

Segment net income	3,062	609	382	523	(175)	4,401

Six months ended June 30, 2005
Revenues third party (including Other income)	968	2,940	19,084	153,802	170	176,964
Revenues inter-segment	43,927	4,503	280	1,933	(50,643)	0
Income (loss) from equity investments	58	0	139	588	(31)	754

Total revenues	44,953	7,443	19,503	156,323	(50,504)	177,718

Income before financial items,
income taxes and minority interest	33,578	3,863	2,672	3,560	(252)	43,421
Imputed segment income taxes	(25,258)	(1,208)	(1,814)	(747)	0	(29,027)

Segment net income	8,320	2,655	858	2,813	(252)	14,394

Six months ended June 30, 2004
Revenues third party (including Other income)	612	1,436	16,058	119,025	700	137,831
Revenues inter-segment	33,616	2,574	147	192	(36,529)	0
Income (loss) from equity investments	31	0	111	395	(33)	504

Total revenues	34,259	4,010	16,316	119,612	(35,862)	138,335

Income before financial items,
income taxes and minority interest	23,273	1,620	4,098	1,492	(213)	30,270
Imputed segment income taxes	(17,294)	(513)	(2,620)	(299)	0	(20,726)

Segment net income	5,979	1,107	1,478	1,193	(213)	9,544

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on Income before financial items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, Imputed segment income tax and Segment net income can be reconciled to Income taxes and Net income per the Consolidated Statements of Income as follows:

	For the three months ended June 30,		For the six months ended June 30,

(in NOK million)	2005	2004	2005	2004

Segment net income	7,304	4,401	14,394	9,544
Net financial items	(860)	(144)	(2,607)	(1,159)
Tax on financial items and other tax adjustments	510	159	2,090	834
Minority interest	(204)	(61)	(354)	(164)

Net income	6,750	4,355	13,523	9,055

Imputed segment income taxes	14,616	9,824	29,027	20,726
Tax on financial items and other tax adjustments	(510)	(159)	(2,090)	(834)

Income taxes	14,106	9,665	26,937	19,892

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to Net income for the reported periods.

	At June 30,	At June 30,	At December 31,
(in NOK million)	2005	2004	2004

Crude oil	5,627	3,267	3,664
Petroleum products	3,864	2,800	3,344
Other	1,218	924	1,253

Total - inventories valued on a FIFO basis	10,709	6,991	8,261
Excess of current cost over LIFO value	(2,284)	(1,205)	(1,290)

Total	8,425	5,786	6,971

5. SHAREHOLDERS' EQUITY

For the period ended June 30, 2005 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

Shareholders' equity January 1, 2005	85,030
Net income for the period	13,523
Dividends paid	(11,481)
Treasury shares acquired	(44)
Value of Stock compensation plan	20
Foreign currency translation adjustment	651
Derivatives designated as cash flow hedges	(107)

Shareholders' equity June 30, 2005	87,592

The following sets forth Statoil’s Comprehensive income for the periods shown:

	For the three months ended June 30,		For the six months ended June 30,

(in NOK million)	2005	2004	2005	2004

Net income	6,750	4,355	13,523	9,055
Foreign currency translation adjustment	(533)	549	651	1,206
Derivatives designated as cash flow hedges	121	(158)	(107)	(198)

Comprehensive income	6,338	4,746	14,067	10,063

6. FINANCIAL ITEMS

	For the three months ended June 30,		For the six months ended June 30,

(in NOK million)	2005	2004	2005	2004

Interest and other financial income	475	282	768	527
Currency exchange adjustments, net	(1,478)	(335)	(4,060)	(1,587)
Interest and other financial expenses	(87)	(33)	(50)	(287)
Realized and unrealized gain (loss) on securities, net	230	(58)	735	188

Net financial items	(860)	(144)	(2,607)	(1,159)

7. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil, as an owner in BTC Co, entered into guarantee commitments for financing of the development of the BTC pipeline. At June 30, 2005 these guarantee commitments amount to USD 110 million ( NOK 0.7 billion), and are subject to the balance sheet recognition requirements of FIN 45. Since net present value of expected fees to be received exceeds the net present value of expected payments under the guarantees, in accordance with FIN 45 no liability has been reflected in the Consolidated Balance Sheets related to these guarantee commitments.

Statoil Detaljhandel has issued guarantees amounting to a total of SEK 0.9 billion (NOK 0.8 billion), the main part of which relates to guarantee commitments to retailers. The liability recognized under FIN 45 in the Consolidated Balance Sheets related to these guarantee commitments is immaterial at period-end.

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company’s best judgment. Statoil does not expect that either the financial position, results of operations nor cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. On June 28, 2004 Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code, which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker, without the decision-maker receiving any advantage, and imposed a penalty on Statoil of NOK 20 million. The Board of Statoil ASA decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim.

The U.S. Securities and Exchange Commission (SEC) is also conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Iranian authorities have carried out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

The Ministry of Energy and Petroleum in Venezuela is challenging the production level and the royalty rates of the Sincor joint venture. The partners in Sincor are jointly evaluating actions to be taken. The exposure, if any, cannot be determined at this time.

8. EMPLOYEE RETIREMENT PLANS

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,

(in NOK million)	2005	2004	2005	2004	2004

Benefit earned during the period	266	272	530	523	1,062
Interest cost on prior periods' benefit obligation	254	243	509	477	938
Expected return on plan assets	(286)	(250)	(572)	(470)	(902)
Amortization of loss	10	49	22	92	175
Amortization of prior service cost	10	9	20	18	34

Net periodic benefit cost (defined benefit plans)	254	323	509	640	1,307

Defined contribution plans	14	8	23	16	34

Total net pension cost for the period	268	331	532	656	1,341

9. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS

On April 27, 2005 Statoil entered into an agreement to acquire assets from EnCana Corporation's Gulf of Mexico subsidiary amounting to USD 2.0 billion plus the balance of costs incurred between effective date January 1, 2005 and closing date. The acquisition includes working interests in six discoveries, including a 25 per cent interest in the Tahiti discovery currently in the early development stage, and an average 40 per cent working interest in 239 gross blocks covering approximately 1.4 million acres (5,665 square km). The closing of the transaction took place May 26, 2005. The investment is recognised in the segment International Exploration and Production.

In June 2005 Statoil agreed to sell its 50 per cent holding in Borealis A/S to IOB Holding A/S, a company jointly owned by International Petroleum Investment Company, UAE and OMV Aktiengesellschaft, Austria. Borealis' activity consist primarily of production of olefins and polyolefins as feedstock for plastic products. Including a dividend of EUR 80 million, the sales price amounts to EUR 1 billion. Statoil's book value of the investment in Borealis is NOK 6.2 billion as per June 30, 2005. Gain on the sale is dependent on net profit from July 1, 2005 to closing, and the EUR/NOK exchange rate. Subject to approval from the EU commission and competition authorities in relevant countries outside EU, the transaction is expected to be closed in the second half of 2005. The gain will be recorded in the Manufacturing and Marketing segment.

10. RECONCILIATION BETWEEN USGAAP AND NGAAP

	For the three months ended June 30,		For the six months ended June 30,		For the year ended December 31,

(in NOK million)	2005	2004	2005	2004	2004

Net income for the period per USGAAP	6,750	4,355	13,523	9,055	24,916

a) Inventory adjustment, from LIFO to FIFO, before tax	548	213	994	471	556
b) Other adjustments, before tax	234	(144)	(23)	(42)	(844)
c) Tax impact of the above adjustments, and other tax adjustments	(173)	6	(256)	(108)	118

Net income for the period per NGAAP	7,359	4,430	14,238	9,376	24,746

	At June 30,	At June 30,	At December 31,
(in NOK million)	2005	2004	2004

Shareholders' equity per USGAAP	87,592	73,847	85,030
Minority interests per USGAAP	1,558	1,480	1,616

a) Inventory adjustment, from LIFO to FIFO, before tax	2,284	1,205	1,290
b) Other adjustments, before tax	(409)	410	(395)
c) Tax impact of the above adjustments, and other tax adjustments	(640)	(604)	(375)
d) Other comprehensive income: Deferred changes in minimum pension obligations and derivatives (after tax)	320	315	225
e) Accrued dividends payable	0	0	(11,481)

Shareholders' equity per NGAAP	90,705	76,653	75,910

a) Per NGAAP the inventories are valued using the FIFO principle. Under USGAAP the inventory is partly valued using LIFO.

b) Other adjustments is mainly unrealized gains on non-exchange traded (OTC) derivatives.

c) Changes in deferred tax expense and deferred tax liability primarily consist of taxes on the above adjustments.

d) Other comprehensive income includes certain gains and losses related to pensions and unrealized derivative hedge positions which have been deferred and reflected directly in equity under USGAAP.

e) Per NGAAP dividends relating to current year's net income is reflected as a liability as of year-end. Under USGAAP dividends are not accrued until approved by the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 1, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

STATOIL: STRONG RESULTS, SOLID EXECUTION

Statoil ASA's (OSE: STL, NYSE: STO) second quarter 2005, operating and financial review

Net income for the Statoil group in the second quarter of 2005 was NOK 6.8 billion, compared to NOK 4.4 billion in the second quarter of 2004. In the first six months of 2005, net income was NOK 13.5 billion compared to NOK 9.1 billion in the first six months of 2004.

The increased income in the second quarter of 2005, compared to the second quarter of 2004, was mainly related to:

• Increase in average oil price measured in NOK of 31 per cent
• Increase in natural gas prices measured in NOK of 30 per cent
• Increased oil and gas liftings of 8 per cent
• Improved results from refining operations

“This has been another strong quarter for Statoil, with our best-ever result from operations,” says chief executive Helge Lund. "The improved result is mainly due to higher oil and gas prices, increased international production and good regularity in refining.”

“International production has increased by 77 per cent compared with the same quarter last year, and I am pleased with our acquisition of the deepwater portfolio in the Gulf of Mexico in April, which will contribute to further long-term growth internationally.”

“The level of activity on the Norwegian continental shelf is high. So far this year a total of nine projects have been sanctioned, including large and important developments such as Statfjord late life and Tyrihans. The process plant for the Snøhvit field was successfully berthed in its dock at Melkøya on 13 July. And following the sale of Statoil’s holding in Borealis in June, Statoil is now able to focus even more strongly on developing as an internationally competitive oil and gas company.”

Return on average capital employed after tax (ROACE)* for the twelve months ended 30 June 2005 was 25.5 per cent, compared to 19.0 per cent for the twelve months ended 30 June 2004. This increase was mainly due to increased oil and gas prices measured in NOK. Normalised ROACE* for the twelve months ended 30 June 2005 was 12.5 per cent, compared to 12.6 per cent for the corresponding period in 2004. ROACE is defined as a non-GAAP financial measure*.

In the second quarter of 2005, earnings per share were NOK 3.12 (USD 0.48) compared to NOK 2.01 (USD 0.29) in the second quarter of 2004. For the first six months of 2005, earnings per share were NOK 6.24 (USD 0.95) compared to NOK 4.18 (USD 0.60) for the first six months of 2004.

Income before financial items, income taxes and minority interest increased from NOK 14.2 billion in the second quarter of 2004 to NOK 21.9 billion in the second quarter of 2005. This was mainly related to a 31 per cent higher average oil price measured in NOK and a 30 per cent increase in gas prices measured in NOK. Increased regularity and margins from the refineries were the main contributing factors to the NOK 1.0 billion increase in results from the downstream business. The increase in cost items was mainly related to increased activity and the consolidation of Statoil Detaljhandel Skandinavia (SDS) from 1 July 2004. However, these increases were more than offset by increased revenues from the same activities.

In the first half of 2005, income before financial items, income taxes and minority interest was NOK 43.4 billion compared to NOK 30.3 billion in the first half of 2004. The increase was mainly due to a 32 per cent increase in the average oil price measured in NOK and a 26 per cent increase in gas prices measured in NOK. The increase was partly offset by the gain of NOK 0.6 billion from the sale of the shares in Verbundnetz Gas AG (VNG), which was included in income in the first quarter of 2004.

USGAAP income statement

	Second quarter					First half			Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD (1)	NOK	NOK	change	USD	NOK

Sales	92,748	70,961	31%	14,186	176,897	137,041	29%	27,056	303,756
Equity in net income of affiliates	318	284	12%	49	754	504	50%	115	1,209
Other income	29	60	(52%)	4	67	790	(92%)	10	1,253

Total revenues	93,095	71,305	31%	14,239	177,718	138,335	28%	27,182	306,218

Cost of goods sold	56,864	44,945	27%	8,697	106,183	83,612	27%	16,241	188,179
Operating expenses	7,113	6,632	7%	1,088	14,330	13,587	5%	2,192	27,350
Selling, general and administrative expenses	1,802	1,165	55%	276	3,358	2,085	61%	514	6,298
Depreciation, depletion and amortisation	4,535	3,908	16%	694	9,041	8,061	12%	1,383	17,456
Exploration expenses	861	430	100%	132	1,385	720	92%	212	1,828

Total expenses before financial items	71,175	57,080	25%	10,886	134,297	108,065	24%	20,541	241,111

Income before financial items, income taxes and minority interest	21,920	14,225	54%	3,353	43,421	30,270	43%	6,641	65,107

Net financial items	(860)	(144)	(497%)	(132)	(2,607)	(1,159)	(125%)	(399)	5,739

Income before income taxes and minority interest	21,060	14,081	50%	3,221	40,814	29,111	40%	6,242	70,846

Income taxes	(14,106)	(9,665)	(46%)	(2,158)	(26,937)	(19,892)	(35%)	(4,120)	(45,425)
Minority interest	(204)	(61)	(234%)	(31)	(354)	(164)	(116%)	(54)	(505)

Net income	6,750	4,355	55%	1,032	13,523	9,055	49%	2,068	24,916

Income before financial items, income taxes and minority interest for the segments	Second quarter					First half			Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD (1)	NOK	NOK	change	USD	NOK

E&P Norway	17,106	11,668	47%	2,616	33,578	23,273	44%	5,136	51,029
International E&P	2,236	906	147%	342	3,863	1,620	138%	591	4,188
Natural Gas	1,117	1,193	(6%)	171	2,672	4,098	(35%)	409	6,784
Manufacturing & Marketing	1,610	633	154%	246	3,560	1,492	139%	545	3,921
Other	(149)	(175)	15%	(23)	(252)	(213)	(18%)	(39)	(815)

Income before financial items, income taxes and minority interest	21,920	14,225	54%	3,353	43,421	30,270	43%	6,641	65,107

Financial data

	Second quarter					First half			Full year
	2005	2004		2005	2005	2004		2005	2004
	NOK	NOK	change	USD (1)	NOK	NOK	change	USD	NOK

Weighted average number of ordinary shares outstanding	2,165,828,391	2,166,143,715			2,165,929,863	2,166,143,715			2,166,142,636
Earnings per share	3.12	2.01	55%	0.48	6.24	4.18	49%	0.95	11.50
ROACE (last 12 months)	25.5%	19.0%			25.5%	19.0%			23.5%
ROACE (last 12 months normalised)	12.5%	12.6%			12.5%	12.6%			12.4%
Cash flows provided by operating activities (billion)	20.6	6.0	245%	3.2	39.1	26.4	48%	6.0	38.8
Gross investments (billion)	21.9	16.4	33%	3.3	28.6	23.1	24%	4.4	42.8
Net Debt to Capital employed ratio	27.7%	23.7%			27.7%	23.7%			19.0%

Operational data

	Second quarter					First half			Full year
	2005	2004	change		2005	2004	change		2004

Average oil price (USD/bbl)[*]	50.3	35.6	41%		48.4	33.8	43%		38.1
NOK/USD average daily exchange rate	6.39	6.86	(7%)		6.34	6.88	(8%)		6.74
Average oil price (NOK/bbl) [*]	321	244	31%		307	233	32%		257
Gas prices (NOK/scm)	1.32	1.02	30%		1.32	1.05	26%		1.10
Refining margin, FCC (USD/boe) [*]	8.2	7.8	5%		6.6	6.4	3%		6.4
Total oil and gas production (1,000 boe/day) [*]	1,128	1,073	5%		1,158	1,128	3%		1,106
Total oil and gas liftings (1,000 boe/day) [*]	1,142	1,058	8%		1,165	1,112	5%		1,093
Production (lifting) cost (NOK/boe, last 12 months)	22.5	22.2	1%		22.5	22.2	1%		23.3
Production (lifting) cost normalised (NOK/boe, last 12 months) [*]	22.6	22.2	2%		22.6	22.2	2%		23.3

(1) Solely for the convenience of the reader, the second quarter of 2005 has been translated into US dollars at the rate of NOK 6.5381 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 30 June 2005.

Total oil and gas production in the second quarter of 2005 amounted to 1,128,000 barrels of oil equivalent (boe) per day compared to 1,073,000 boe per day in the second quarter of 2004. In the first half of 2005 total oil and gas production was 1,158,000 boe per day, compared to 1,128,000 boe per day in the first half of 2004.

Total oil and gas liftings in the second quarter of 2005 were 1,142,000 boe per day compared to 1,058,000 boe per day in the second quarter of 2004. In the first half of 2005, total oil and gas liftings were 1,165,000 boe per day compared to 1,112,000 boe per day in the corresponding period of 2004.

Exploration expenditure in the second quarter of 2005 was NOK 1.3 billion, compared to NOK 0.7 billion in the second quarter of 2004. Exploration expenses in the second quarter of 2005 amounted to NOK 0.9 billion, compared to NOK 0.4 billion in the second quarter of 2004. The increase in exploration expenses of NOK 0.4 billion was mainly due to an increase in the period’s exploration activity.

Exploration	Second quarter					First half			Full year
	2005	2004		2005	2005	2004		2005	2004
(in millions)	NOK	NOK	change	USD (1)	NOK	NOK	change	USD	NOK

Exploration expenditure (activity)	1,284	652	97%	196	2,014	1,132	78%	308	2,466
Expensed, previously capitalised
exploration expenditure	105	26	304%	16	131	28	368%	20	110
Capitalised share of current
period's exploration activity	(528)	(248)	(113%)	(81)	(760)	(440)	(73%)	(116)	(748)

Exploration expenses	861	430	100%	132	1,385	720	92%	212	1,828

A total of four exploration wells were completed in the second quarter of 2005, three on the Norwegian continental shelf (NCS) and one internationally. Three wells resulted in discoveries. The number of exploration wells completed was in line with the second quarter of 2004.

In the first half of 2005 a total of nine exploration and appraisal wells were completed, five on the NCS and four internationally. Four of these wells resulted in discoveries, and one well awaits final evaluation.

Production cost per boe was NOK 22.5 for the 12 months ended 30 June 2005, compared to NOK 22.2 for the 12 months ended 30 June 2004*.

Normalised at a NOK/USD exchange rate of 6.75, the production cost for the 12 months ended 30 June 2005 was NOK 22.6 per boe, compared to NOK 22.2 per boe for the 12 months ended 30 June 2004*.

Net financial items amounted to a cost of NOK 0.9 billion in the second quarter of 2005, compared to a cost of NOK 0.1 billion in the second quarter of 2004. Net financial items in the first half of 2005 were a cost of NOK 2.6 billion, compared to a cost of NOK 1.2 billion in the first half of 2004.

The increased cost was caused by increased currency losses, most of which related to realised losses on short balances in USD created by liquidity management and unrealised losses on long-term debt. The increased cost was partly offset by increased dividends received. Additionally, the second quarter financial cost was reduced by NOK 0.3 billion in increased income from investments in securities, whereas for the first half financial expenses were reduced by NOK 0.2 billion.

Exchange rates	31.03.2004	30.06.2004	31.03.2005	30.06.2005

NOK/USD	6.90	6.94	6.33	6.55

Income taxes in the second quarter of 2005 were NOK 14.1 billion, equivalent to a tax rate of 67.0 per cent. Income taxes in the second quarter of 2004 were NOK 9.7 billion, equivalent to a tax rate of 68.6 per cent.

For the first half of 2005 income taxes were NOK 26.9 billion, with a corresponding tax rate of 66.0 per cent. In comparison, income taxes in the first half of 2004 were NOK 19.9 billion with a corresponding tax rate of 68.3 per cent.

The tax rate was reduced in both periods, compared to the same periods last year, mainly due to a relative higher increase in income outside the NCS, including financial income.

Health, safety and the environment (HSE)

	Second quarter		First half		Year
	2005	2004	2005	2004	2004

Total recordable injury frequency	5.1	6.1	5.2	6.3	5.9
Serious incident frequency	2.1	2.8	2.6	3.2	3.2
Unintentional oil spills (number)	139	130	236	265	487
Unintentional oil spills (volume, scm)	33	76	55	147	186

In general, there has been positive development within the HSE indicators this quarter as well as for the first half year compared with the same periods last year. Our objective for health, safety and the environment is zero harm, and this will not be compromised in any of our activities. Through maintained top management involvement and cooperation with our contractors to ensure safe work practices, efforts to improve HSE results will continue with undiminished strength.

* See end notes in the complete quarterly report.

Important events since the beginning of the second quarter of 2005 are summarised below.

  The process plant for the Snøhvit LNG project was berthed in its dock at Melkøya on 13 July. The pipeline from the field to the process plant and the carbon dioxide reinjection pipeline have also been successfully laid.
  Statoil submitted a plan for development and operation (PDO) of Tyrihans on behalf of the licensees in this Norwegian Sea field to the Ministry of Petroleum and Energy on 11 July.
  The plans for Statoil’s Statfjord late life and Tampen Link pipeline projects in the North Sea were approved by the Norwegian Storting (parliament) on 8 June.
  The first exploration well on Statoil’s Tulipan prospect in the Norwegian Sea was spudded on 30 May.
  The Kristin platform was installed on the field in early April and is being prepared for production start-up.
  Statoil acquired EnCana's deepwater assets in the Gulf of Mexico for USD 2.0 billion on 26 May.
  A general collaboration agreement to identify oil and gas resources in the far north and develop technology for petroleum activities in the region was agreed by Gazprom, Hydro and Statoil on 20 June.
  A memorandum of understanding was signed on 30 June, by Kazakhstan state oil company KazMunayGas and Statoil, creating a framework for negotiating Caspian exploration and development projects.
  The Kizomba B development in block 15 off Angola came on stream in July 2005, approximately five months ahead of schedule.
  Production resumed in mid-June from the Lufeng field operated by Statoil in the South China Sea. The field was originally due to be shut down permanently in February 2004.
  In June 2005 Statoil agreed to sell its 50 per cent holding in Borealis A/S to IOB Holding A/S, a company jointly owned by International Petroleum Investment Company, UAE and OMV Aktiengesellschaft, Austria. The transaction is expected to be closed in the second half of 2005.

Further information from:

Investor relations
Mari Thjømøe, senior vice president investor relations, tel: +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)
Geir Bjørnstad, vice president investor relations North America, tel: +1 (203) 97 86 950 (office), +1 (203) 570 57 57

Press
Ola Morten Aanestad, acting vice president public affairs, tel: +47 48 08 02 12 (mobile), +47 51 99 13 77 (office)
Kjersti T Morstøl, public affairs manager, tel: +47 91 78 28 14 (mobile), +47 51 99 26 71 (office)

GROUP BALANCE SHEET

	At June 30, 2005	At June 30, 2004	Change	At June 30, 2005
(In millions)	NOK	NOK	%	USD*

Current assets	50,639	54,517	(7.11)	7,745
Non current assets	208,227	175,037	18.96	31,848
Total assets	258,866	229,554	12.77	39,593
Current liabilities	(69,405)	(58,473)	18.70	(10,615)
Long-term debt and long-term provisions	(100,311)	(95,754)	4.76	(15,343)
Equity including minority interest	(89,150)	(75,327)	18.35	(13,635)
Total liabilities and shareholders' equity	(258,866)	(229,554)	12.77	(39,593)

* Translated into US dollar at the rate of NOK 6.5381 to USD 1, the Federal Reserve noon buying rate in the City of New York on June 30, 2005.